Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated Financial Statements

For the three-month and nine-month periods ended

May 31, 2026 and 2025

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statements of financial position

[Going concern uncertainty – see note 2]

(Unaudited)

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Assets
Current
Cash and cash equivalents [note 5]	814,205	7,418,779
Restricted cash [note 5]	400,000	—
Trade and other receivables [note 6]	473,595	483,184
Income tax receivable	23,790	9,058
Inventories [note 7]	20,732,131	36,871,647
Prepaid expenses and deposits to suppliers [note 7]	3,794,604	3,771,918
Share subscription receivable [note 17]	103,795	28,526
Proceeds receivable from related parties [note 17]	6,556,314	10,389,917
Total current assets	32,898,434	58,973,029
Right-of-use assets [note 8]	8,619,943	7,070,321
Property and equipment [note 9]	2,907,119	3,307,055
Intangibles [note 10]	487,829	481,197
Goodwill [note 4]	190,935	—
Deferred income taxes	9,528	—
Other financial assets	128,876	81,655
Total assets	45,242,664	69,913,257

Liabilities and shareholders’ equity
Current
Trade and other payables [notes 11 & 17]	8,339,672	8,607,790
Provision on onerous contracts	66,435	66,706
Contract liabilities [note 12]	3,633,851	5,674,870
Floor plan financing [note 14]	10,168,501	32,511,664
Amounts due to related parties [note 17]	60,000	—
Current portion of lease liabilities [note 13]	2,528,280	1,666,853
Current portion of long-term debt [note 15]	1,201,224	657,110
Current portion of derivative liabilities [note 16]	40,666	510,238
Total current liabilities	26,038,629	49,695,231
Lease liabilities [note 13]	6,390,401	5,338,738
Long-term debt [note 15]	1,127,690	1,373,885
Purchase consideration payable to related party [notes 16 and 17]	5,659,921	5,048,506
Deferred income taxes	—	5,895
Total liabilities	39,216,641	61,462,255

Shareholders’ equity
Capital stock [note 18]	76,151,941	67,144,672
Contributed surplus [note 19]	12,358,583	11,785,399
Accumulated other comprehensive income	987,030	1,102,489
Deficit	(83,471,531)	(71,581,558)
Total shareholders’ equity	6,026,023	8,451,002
	45,242,664	69,913,257

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

[Going concern uncertainty – see note 2]

(Unaudited)

For the nine-month periods ended May 31,

							Accumulated
							other
					Contributed		comprehensive
	Common shares		Pre-funded warrants		surplus	Deficit	income	Total
	Units	$	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2024	72	42,001,705	1	28,252	9,411,247	(49,929,565)	717,753	2,229,392
Total comprehensive loss	—	—	—	—	—	(8,835,790)	333,933	(8,501,857)
Securities issuance – preferred shares converted [notes 16 and 24]	39	308,692	—	—	—	—	—	308,692
Securities issuance, net of transaction costs of $1,891,037 [note 18]	2,440	17,287,813	1,126	562,500	—	—	—	17,850,313
Securities issuance – pre-funded warrants converted	114	562,500	(1,126)	(562,500)	—	—	—	—
Fractional securities issued due to reverse stock split	168	—	—	—	—	—	—	—
Share-based compensation – warrants [note 19]	—	—	—	—	348,552	—	—	348,552
Share-based compensation – stock options [note 19]	—	—	—	—	31,660	—	—	31,660
Shareholders’ equity as at May 31, 2025	2,833	60,160,710	1	28,252	9,791,459	(58,765,355)	1,051,686	12,266,752

Shareholders’ equity as at August 31, 2025	12,279	67,116,420	1	28,252	11,785,399	(71,581,558)	1,102,489	8,451,002
Total comprehensive loss	—	—	—	—	—	(11,889,973)	(115,459)	(12,005,432)
Management fees charged to Marine Ventures LLC [note 17]	—	—	—	—	159,269	—	—	159,269
Change in derivative liabilities due to partial settlements of convertible note due to related party [notes 16 and 24]	—	—	—	—	17,578	—	—	17,578
Securities issuance, net of transaction costs of $1,072,258 [note 18]	299,020	5,195,019	31,875	3,812,250	—	—	—	9,007,269
Securities issuance – pre-funded warrants converted [note 18]	31,875	3,812,250	(31,875)	(3,812,250)	—	—	—	—
Fractional securities issued due to reverse stock split [note 18]	7,121	—	—	—	—	—	—	—
Share-based compensation – RSUs [note 19]	—	—	—	—	49,250	—	—	49,250
Share-based compensation – stock options [note 19]	—	—	—	—	15,896	—	—	15,896
Share-based compensation – warrants [note 19]	—	—	—	—	331,191	—	—	331,191
Shareholders’ equity as at May 31, 2026	350,295	76,123,689	1	28,252	12,358,583	(83,471,531)	987,030	6,026,023

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive income (loss)

[Going concern uncertainty – see note 2]

(Unaudited)

		Restated		Restated
		[note 2]		[note 2]
	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	May 31, 2026	May 31, 2025	May 31, 2026	May 31, 2025
	$	$	$	$
Revenues [note 20]	18,371,221	210,708	48,595,549	387,927
Cost of sales [note 7]	15,182,924	185,498	36,811,445	402,831
Gross profit (loss)	3,188,297	25,210	11,784,104	(14,904)

Expenses
Research and development	49,739	528,777	268,752	1,276,326
Selling and marketing expenses	2,154,069	740,666	5,600,296	1,891,794
Office salaries and benefits	2,340,352	512,525	7,471,800	1,538,915
Office and general [note 7]	2,489,407	321,127	5,513,846	925,587
Professional fees	630,275	499,256	1,895,695	1,937,474
Share-based compensation [note 19]	21,035	8,440	65,146	31,660
Depreciation and amortization	851,945	95,651	2,494,634	263,556
Net finance expense (income) [note 21]	369,484	2,435,885	387,472	948,432
	8,906,306	5,142,327	23,697,641	8,813,744

Loss before tax	(5,718,009)	(5,117,117)	(11,913,537)	(8,828,648)
Income taxes
Current tax expense (recovery)	(6,281)	6,106	(8,143)	10,555
Deferred tax expense (recovery)	772	(7,468)	(15,421)	(3,413)
	(5,509)	(1,362)	(23,564)	7,142
Net loss for the period	(5,712,500)	(5,115,755)	(11,889,973)	(8,835,790)

Items of comprehensive loss that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	(196,375)	750,467	(115,459)	333,933
Other comprehensive loss, net of tax	(196,375)	750,467	(115,459)	333,933
Total comprehensive loss for the period, net of tax	(5,908,875)	(4,365,288)	(12,005,432)	(8,501,857)

Weighted average shares outstanding	196,326	2,744	96,790	1,544
Basic and diluted income (loss) per share	(29.10)	(1,864.34)	(122.84)	(5,722.66)

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

(Unaudited)

Nine-month periods ended May 31,

	2026	2025
		Restated
		[note 2]
	$	$
Operating activities
Net loss for the period	(11,889,973)	(8,835,790)
Depreciation and amortization	2,513,216	329,730
Accretion on long-term debt and lease liability	566,553	34,530
Share-based compensation – options and warrants	396,337	380,212
Shares issued for services	193,168	924,298
Income tax expense (recovery)	(23,564)	7,142
Income tax paid	—	(10,433)
Gain on derivative liabilities [note 16]	(3,312,380)	(2,216,128)
Loss on revaluation of contingent consideration [notes 16 and 17]	782,126	—
Loss on disposal of property and equipment	93,765	—
Loss on lease termination	44,023	—
Litigation settlement costs	—	2,045,000
Effect of exchange rate fluctuation	(124,532)	354,619
	(10,761,261)	(6,986,820)
Net change in non-cash working capital items
Trade and other receivables	9,589	(135,882)
Inventories	16,303,123	(507,075)
Prepaid expenses and deposits to suppliers	(22,686)	(816,201)
Share subscription receivable	(75,269)	—
Other financial assets	(47,221)	4,395
Trade and other payables	(971,531)	(2,381,024)
Contract liabilities	(2,041,019)	185,643
Cash provided by (used in) operating activities	2,393,725	(10,636,964)

Investing activities
Business acquisition – net of cash acquired	27,616	—
Additions to property and equipment	(183,666)	(227,082)
Additions to intangibles	(95,644)	(99,291)
Proceeds received from related parties on sale of real estate [note 17]	3,833,603	—
Cash provided by (used in) investing activities	3,581,909	(326,373)

Financing activities
Increase in floor plan financing	2,338,845	—
Repayment of floor plan financing	(24,682,008)	—
Decrease (increase) in restricted cash [note 5]	(400,000)	—
Increase in long-term debt	1,050,438	207,161
Repayment of long-term debt	(940,878)	(361,285)
Repayment of purchase consideration	(11,441)	—
Change in amounts due to related parties	(15,000)	(75,146)
Issuance of Voting Common Shares and warrants [note 18]	11,681,907	19,141,579
Repayment of lease liabilities	(1,602,071)	(79,640)
Cash provided by (used in) financing activities	(12,580,208)	18,832,669

Net increase (decrease) in cash during the period	(6,604,574)	7,869,332
Cash and cash equivalents, beginning of period	7,418,779	46,791
Cash and cash equivalents, end of period	814,205	7,916,123

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

1. Incorporation and nature of business

Vision Marine Technologies Inc. (the “Company”) was incorporated on August 29, 2012, and until June 2025 its principal business was the manufacture, sale, and rental of electric boats, as well as the design and commercialization of electric propulsion systems. The Company is incorporated in Canada, and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, Canada, J7G 2A7.

On June 20, 2025, the Company completed the acquisition of all issued and outstanding shares of Nautical Ventures Group Inc. (“NVG”), a Florida‑based recreational boat retailer and service company. The acquisition significantly expanded the Company’s U.S. operations and distribution capabilities.

The Company’s Voting Common Shares trade on the Nasdaq Capital Market under the symbol “VMAR”.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These condensed interim consolidated financial statements are for the three-month and nine-month periods ended May 31, 2026 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2025.

The accounting policies adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2025.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on July 13, 2026.

Going concern uncertainty

As of May 31, 2026, the Company has cash of $814,205 and working capital of $6,859,805. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $83,471,531 since its inception. The cash flows from operations were negative for the three years ended August 31, 2025, 2024 and 2023. Additional financing will be needed by the Company to fund its operations and to further commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these consolidated financial statements. In view of these matters, continuation as a going concern depends upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives and seeking additional financing from both the public and private markets through the issuance of equity securities. For the nine-month period ended May 31, 2026, the Company was able to raise net proceeds from issuance of shares and warrants of $11,681,907. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements as at and for the three-month and nine-month periods ended May 31, 2026 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of measurement

These condensed interim consolidated financial statements are presented in U.S. dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

		Country of	Proportion of
		incorporation	ownership held
Name of subsidiary	Principal activity	and operation	by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
NVG Holdings Inc.	Holding company	United States	100%
Nautical Ventures Group Inc.	Operates a boat retailing business	United States	100%
Nautical Ventures North LLC	Operates a boat retailing business	United States	100%
Nautical Ventures Marine LLC	Operates a boat retailing business	United States	100%
NV Marina LLC	Operates a boat retailing business	United States	100%
Nautical Ventures West LLC	Operates a boat retailing business	United States	100%
Nautical Ventures Panhandle LLC	Operates a boat retailing business	United States	100%
Vision Watersports Corp.	Operates a boat retailing business	United States	100%
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
EBR Palm Beach Inc.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

Change in presentation currency

The functional currency of the Company on a stand-alone basis remains the Canadian dollar. The functional currency of 7858078 Canada Inc. is the Canadian dollar, while the functional currency for NVG Holdings Inc., Nautical Ventures Group Inc., Nautical Ventures North LLC, Nautical Ventures Marine LLC, NV Marina LLC, Nautical Ventures West LLC, Nautical Ventures Panhandle LLC, Vision Watersports Corp., EB Rental Ventura Corp., EB Rental FL Corp., EBR Palm Beach Inc., Vision Marine Technologies Corp. is the U.S. dollar. Effective June 20, 2025, the Company changed its presentation currency from Canadian dollars to U.S. dollars. The change was made to enhance the relevance and reliability of the Company’s financial reporting given its increased U.S. operations resulting from the acquisition of NVG.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company’s presentation currency and, accordingly, the comparative figures for the three-month period ended November 30, 2024 have been restated (including in the notes to the condensed interim consolidated financial statements).

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, comparative financial information has been translated into U.S. dollars as follows:

●	assets and liabilities at closing exchange rates at the respective reporting dates;
●	equity transactions at historical exchange rates; and
●	income and expenses at average exchange rates for the respective periods.

Resulting translation differences were recognized in accumulated other comprehensive income.

The following table reconciles the movement in accumulated other comprehensive income for the periods presented:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	May 31, 2026	May 31, 2025	May 31, 2026	May 31, 2025
	$	$	$	$

Opening balance	1,183,405	301,219	1,102,489	717,753
Foreign currency translation differences for Canadian dollar functional currency operations	(196,375)	750,467	(115,459)	333,933
	987,030	1,051,686	987,030	1,051,686

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

			Average exchange rate for the
	Exchange rate as at:		nine-month period ended
	May 31,	August 31,	May 31,	May 31,
	2026	2025	2026	2025

Canadian dollar	0.7247	0.7138	0.7240	0.7161

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2025 annual financial statements.

Reverse stock splits

On January 14, 2026, the Company implemented a reverse stock split, consolidating every 40 Voting Common Shares into 1 Voting Common Share. On June 17, 2026, the Company implemented a reverse stock split, consolidating every 10 Voting Common Shares into 1 Voting Common Share. In accordance with IFRS, all references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants, RSUs and options have been adjusted to reflect these reverse stock splits. Comparative references to the above have also been adjusted to reflect the reverse stock splits.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

3. New accounting standards and interpretations

Effective as of September 1, 2025

Amendments to IAS 21 - Effect of variations in exchange rates - Lack of interchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. When applying the amendments, an entity cannot restate comparative information. The amendments did not have a material impact on these condensed interim consolidated financial statements.

Standards and interpretations not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the financial statements.

4. Business Combinations

Acquisition of NVG

During the nine-month period ended May 31, 2026, the Company did not identify any measurement period adjustments related to the acquisition of NVG. Accounting for the business combination remains unchanged from August 31, 2025.

Acquisition of Liquid Retailers, LLC

On December 1, 2025, the Company acquired certain operating assets and assumed certain liabilities of Liquid Retailers, LLC (“Liquid Retailers”), a Florida-based specialty watersports retailer operating under the name Liquid Surf & Sail. The acquisition was accounted for as a business combination in accordance with IFRS 3, Business Combinations.

The acquisition supports the Company’s strategy to expand its retail footprint and enhance its watersports product offering in the Florida market.

Consideration Transferred

Total consideration transferred amounted to nil since the acquisition consisted primarily of the assumption of liabilities at fair value.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

Purchase Price Allocation

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date:

Fair Value
Item	$
Cash acquired	27,616
Inventories	144,483
Trade and other payables	(129,395)
Advances from related parties	(75,000)
Long-term debt	(158,639)
Net identifiable assets (liabilities)	(190,935)

The reconciliation to the consideration transferred is as follows:

$
Net identifiable assets (liabilities)	(190,935)
Goodwill arising on acquisition	190,935
Total consideration transferred	—

Goodwill

Goodwill of $190,935 arising from the acquisition is attributable primarily to expected synergies from the integration of the acquired operations, the assembled workforce, and the strategic benefits of expanding the Company’s watersports retail platform.

No separately identifiable intangible assets were recognized as part of the acquisition.

Contribution to Results

From the acquisition date to May 31, 2026, the acquired business contributed revenues of $2,184,556 and a net loss of $338,264 to the Company’s consolidated results.

Pro Forma Information

Given the immaterial nature of the acquisition, pro forma revenue and earnings of the combined entity as if the acquisition had occurred at the beginning of the reporting period have not been presented.

5. Cash and cash equivalents

Cash and cash equivalents exclude amounts that are restricted as to use. As at May 31, 2026, restricted cash of $400,000 [August 31, 2025 – nil] relates to collateral pledged in support of irrevocable standby letters of credit (“ILOC”) [notes 14 and 25].

In accordance with IAS 7, restricted cash is not included in cash and cash equivalents for purposes of the consolidated statement of cash flows. Movements in restricted cash are presented within financing activities.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

6. Trade and other receivables

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Trade receivables	373,034	424,686
Sales taxes receivable	79,950	52,518
Other receivables	20,611	5,980
	473,595	483,184

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at May 31, 2026, trade receivables of $373,034 [August 31, 2025 – $424,686] were past due but not impaired. They relate to customers with no default history.

The aging analysis of these receivables is as follows:

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
0 – 30	108,090	83,975
31 – 60	69,780	42,775
61 – 90	34,759	—
91 and over	160,405	297,936
	373,034	424,686

There were no movements in the allowance for expected credit losses for the three-month and nine-month periods ended May 31, 2026 and the year ended August 31, 2025.

7. Inventories

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Raw materials	4,757,866	6,037,481
Work-in-process	603,767	1,570,095
Finished goods	15,370,498	29,264,071
	20,732,131	36,871,647

For the three-month and nine-month periods ended May 31, 2026, inventories recognized as an expense amounted to $15,182,924 and $36,811,445 respectively [May 31, 2025 – $185,498 and $402,831 respectively].

For the three-month and nine-month periods ended May 31, 2026, cost of sales includes depreciation of $7,158 and $22,937 respectively [May 31, 2025 – $8,731 and $28,090 respectively].

As at May 31, 2026, prepaid expenses included deposits to suppliers for future inventory purchases of $2,781,183 [August 31, 2025 – $2,693,822].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

As at February 28, 2026, included in deposits to suppliers was $1,352,574 related to advance payments made to a battery supplier. The Company was involved in a dispute with this supplier relating primarily to delivery timing and certain contractual matters. On May 20, 2026, the supplier entered liquidation proceedings in France. As a result of these proceedings, management reassessed the recoverability of the related deposits. Of the total deposits outstanding, $259,649 related to 11 battery units that had been manufactured prior to the commencement of the liquidation proceedings and were in transit to the Company as at May 31, 2026. Management expects these batteries to be received and therefore concluded that this portion of the deposits remains recoverable. Based on the supplier’s financial condition, the commencement of the liquidation process, and the uncertainty regarding the recovery of the remaining advances, management concluded that the balance of the deposits was no longer recoverable. Accordingly, the Company recognized an impairment charge of $1,092,925 during the three-month and nine-month periods ended May 31, 2026, which has been recorded as office and general expense in the consolidated statement of comprehensive loss. The Company continues to monitor the liquidation proceedings and intends to pursue all available legal remedies to maximize the recovery of amounts advanced. However, given the uncertainty surrounding the liquidation process and the timing and amount of any potential distributions to creditors, no recovery has been recognized as at May 31, 2026. Any future recoveries, if realized, will be recognized in the period in which they become realizable.

8. Right-of-use assets

	Premises	Moulds	Rolling stock	Total
	$	$	$	$
Cost
Balance at August 31, 2024	106,780	49,983	126,037	282,800
Additions	—	—	87,604	87,604
Disposals	—	—	(57,747)	(57,747)
Business acquisition	8,120,517	—	—	8,120,517
Currency translation	—	(799)	(1,471)	(2,270)
Balance at August 31, 2025	8,227,297	49,184	154,423	8,430,904
Additions	3,815,359	—	28,243	3,843,602
Disposals	(893,404)	—	(27,771)	(921,175)
Currency translation	—	(74)	(325)	(399)
Balance at May 31, 2026	11,149,252	49,110	154,570	11,352,932

Accumulated depreciation
Balance at August 31, 2024	37,818	6,248	45,415	89,481
Depreciation	241,431	24,535	53,075	319,041
Disposals	—	—	(24,061)	(24,061)
Business acquisition	976,122	—	—	976,122
Balance at August 31, 2025	1,255,371	30,783	74,429	1,360,583
Depreciation	1,886,272	18,327	53,955	1,958,554
Disposals	(558,377)	—	(27,771)	(586,148)
Balance at May 31, 2026	2,583,266	49,110	100,613	2,732,989
Net carrying amount
As at August 31, 2025	6,971,926	18,401	79,994	7,070,321
As at May 31, 2026	8,565,986	—	53,957	8,619,943

During the year ended August 31, 2025, the Company acquired NVG which resulted in the acquisition of the subsidiary’s right-of-use assets. As a result, the Company acquired right-of-use assets with a net book value of $7,144,395.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

9. Property and equipment

	Machinery
	and	Rolling	Computer		Leasehold	Boat
	equipment	stock	equipment	Moulds	improvements	rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2024	325,120	35,473	19,228	830,539	276,973	214,450	1,701,783
Additions	185,167	—	4,379	—	32,853	4,948	227,347
Transferred to inventory	—	—	—	—	—	(86,455)	(86,455)
Business acquisition	2,367,675	758,754	392,113	—	311,969	—	3,830,511
Currency translation	(2,146)	(152)	(47)	(13,072)	(2,121)	(3,833)	(21,371)
Balance at August 31, 2025	2,875,816	794,075	415,673	817,467	619,674	129,110	5,651,815
Additions	4,785	—	—	—	178,881	—	183,666
Disposals	(148,512)	(90,540)	(111,687)	—	(105,624)	—	(456,363)
Transferred to inventory	—	—	—	—	—	(22,030)	(22,030)
Currency translation	(1,082)	(24)	(17)	(2,719)	(233)	(434)	(4,509)
Balance at May 31, 2026	2,731,007	703,511	303,969	814,748	692,698	106,646	5,352,579

Accumulated depreciation
Balance at August 31, 2024	207,622	27,156	16,574	114,875	160,930	4,644	531,801
Depreciation	102,318	27,476	21,867	32,409	94,793	22,736	301,599
Transferred to Inventory	—	—	—	—	—	(5,325)	(5,325)
Business acquisition	758,843	476,157	196,172	—	85,513	—	1,516,685
Balance at August 31, 2025	1,068,783	530,789	234,613	147,284	341,236	22,055	2,344,760
Depreciation	250,194	74,374	35,178	24,119	74,265	8,290	466,420
Disposals	(151,733)	(89,940)	(78,384)	—	(42,541)	—	(362,598)
Transferred to inventory	—	—	—	—	—	(3,122)	(3,122)
Balance at May 31, 2026	1,167,244	515,223	191,407	171,403	372,960	27,223	2,445,460

Net carrying amount
As at August 31, 2025	1,807,033	263,286	181,060	670,183	278,438	107,055	3,307,055
As at May 31, 2026	1,563,763	188,288	112,562	643,345	319,738	79,423	2,907,119

During the year ended August 31, 2025, the Company acquired NVG which resulted in the acquisition of the subsidiary’s property and equipment. As a result, the Company acquired property and equipment with a net book value of $2,313,826.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

10. Intangible assets

	Intellectual			Trade
	Property	Software	Patents	name	Backlog	Website	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2024	772,225	76,181	46,932	77,335	62,794	14,872	1,050,339
Additions	—	—	99,407	—	—	—	99,407
Business acquisition	—	—	—	270,448	—	—	270,448
Currency translation	(7,542)	270	(1,403)	26	—	—	(8,649)
Balance at August 31, 2025	764,683	76,451	144,936	347,809	62,794	14,872	1,411,545
Additions	—	—	95,644	—	—	—	95,644
Currency translation	(101)	(114)	(550)	(5)	—	—	(770)
Balance at May 31, 2026	764,582	76,337	240,030	347,804	62,794	14,872	1,506,419

Accumulated depreciation
Balance at August 31, 2024	276,363	38,204	947	42,055	40,817	8,180	406,566
Depreciation	82,806	10,337	8,464	26,182	12,560	2,976	143,325
Impairment loss	380,457	—	—	—	—	—	380,457
Balance at August 31, 2025	739,626	48,541	9,411	68,237	53,377	11,156	930,348
Depreciation	3,469	6,976	13,995	52,153	9,417	2,232	88,242
Balance at May 31, 2026	743,095	55,517	23,406	120,390	62,794	13,388	1,018,590

Net carrying amount
As at August 31, 2025	25,057	27,910	135,525	279,572	9,417	3,716	481,197
As at May 31, 2026	21,487	20,820	216,624	227,414	—	1,484	487,829

During the year ended August 31, 2025, the Company acquired NVG which resulted in the recognition of the subsidiary’s brand name as an intangible asset valued at $270,448.

During the nine-month period ended May 31, 2026, the Company completed four patent applications for a cash consideration of $95,644. During the year ended August 31, 2025, the Company completed seven patent applications for a cash consideration of $99,407.

During the year ended August 31, 2025, the Company identified indicators of impairment relating to the intellectual property (“IP”) associated with its E-Motion™ Electric Powertrain System. The impairment is primarily due to the limited historical revenues generated from this technology and updated cash flow projections. In accordance with IAS 36, Impairment of Assets, the Company estimated the recoverable amount of the IP as the higher of value-in-use and fair value less costs of disposal. In addition, the Company performed a calculation of the recoverable amount using an income approach under the relief-from-royalty method. Based on this analysis, the recoverable amount of the IP was determined to be $25,057, compared to a carrying amount of $411,690, resulting in the recognition of an impairment loss of $380,457 during the year.

11. Trade and other payables

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Trade payables	7,992,184	8,050,660
Related party interest payable [note 16]	27,255	6,058
Sales tax payable	115,949	—
Salaries, vacation and other employee benefits payables	204,284	551,072
	8,339,672	8,607,790

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

12. Contract liabilities

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Opening balance	5,674,870	613,477
Payments received in advance	41,622,886	12,195,155
Payments reimbursed	(872,012)	(16,000)
Transferred to revenues	(42,788,600)	(11,781,960)
Business acquisition	—	4,675,341
Currency translation	(3,293)	(11,143)
Closing balance	3,633,851	5,674,870

13. Lease liabilities

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Opening balance	7,005,591	192,566
Additions	3,843,602	87,604
Repayment	(1,602,071)	(492,496)
Interest on lease liability	535,308	41,478
Lease termination	(291,004)	(34,926)
Reclassification to accounts payable	(574,018)	—
Business acquisition	—	7,213,676
Currency translation	1,273	(2,311)
Closing balance	8,918,681	7,005,591

Current	2,528,280	1,666,853
Non-current	6,390,401	5,338,738
	8,918,681	7,005,591

Future undiscounted lease payments as at May 31, 2026 are as follows:

$
Less than one year	3,167,357
One to five years	7,097,383
10,264,740

Included in rent expense for the three-month and nine-month periods ended May 31, 2026 were $328,167 and $987,555 respectively of short-term lease expense [May 31, 2025 – $108,954 and $331,360 respectively]. As at May 31, 2026, the lease liabilities have a weighted average interest rate of 8.21% [August 31, 2025 – 7.93%).

14. Floor plan financing

The Company finances most of its new and certain of its used boat inventory through standardized floor plan facilities with either various financial institutions and manufacturer-affiliated finance companies or directly with individual manufacturer-affiliated finance companies and other lending institutions. The new and used boat floor plan facilities bear interest at variable rates based on either SOFR or prime rates, depending on the lender arrangement. The weighted average interest rate on floor plan facilities was 9.7% as of August 31, 2025. The new and used boat floor plan facilities are collateralized by boat inventory and other assets. The vehicle floor plan facilities

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

contain a number of covenants, including, among others, covenants restricting the Company with respect to the creation of liens and changes in ownership, officers and key management personnel.

Prior to the Company’s acquisition of NVG, NVG had not been compliant with all covenants of its floor plan and mortgage lenders due to the change of ownership when NVG purchased 86% of the shares held by a founding shareholder in 2023 as well as the change of ownership that has occurred with acquisition of 100% of NVG by the Company. In addition, NVG had not been compliant with the covenant requiring threshold Debt Service Coverage Ratios due to the reduced margins throughout 2024 caused by excessive dealer inventory levels, fierce competition and high floor plan interest triggering technical defaults with five of its lenders, namely:

●	Wells Fargo Commercial Finance
●	Bank of Montreal (BMO)
●	Valley National Bank
●	Shore Premier/Centennial Bank
●	Northpoint Commercial Finance

At the Acquisition Date, all of the above lenders, except for Wells Fargo Commercial Finance, had consented to the change of ownership and signed forbearance agreements as the Company regains profitability and updates documentation with all lenders post-acquisition. The floor plan owed to Wells Fargo Commercial Finance in the amount of $1,907,751 was assumed by one of the Company’s suppliers, Beneteau Group. The Company remains in good standing with all of its current floor plan lenders at May 31, 2026.

During the nine-month period ended May 31, 2026, the Company entered into a floor plan financing arrangement with Yamaha Motor Finance Corporation (“Yamaha”), providing for a revolving credit facility of up to $300,000. In connection with this facility, the Company obtained an ILOC of $150,000 issued by its banking partner in favor of Yamaha [note 25]. The ILOC is secured by restricted cash of $150,000 [note 5], which is held in a segregated account and is not available for general operating purposes. The requirement to maintain restricted cash reduces the Company’s available liquidity. Management continues to monitor its liquidity position and compliance with financing arrangements on an ongoing basis.

During the nine-month period ended May 31, 2026, the Company entered into a floor plan financing arrangement with Shore Premier Finance, a division of Centennial Bank (“Shore Premier”), providing for a revolving credit facility of up to $4,000,000. In connection with this facility, the Company obtained ILOCs of $200,000 issued by its banking partner in favor of Shore Premier [note 25]. The ILOC is secured by restricted cash of $200,000 [note 5], which is held in a segregated account and is not available for general operating purposes. The requirement to maintain restricted cash reduces the Company’s available liquidity. Management continues to monitor its liquidity position and compliance with financing arrangements on an ongoing basis.

The table below summarizes the movement in the floor plan financing during the nine-month period ended May 31, 2026 and the fiscal year ended August 31, 2025:

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Opening balance	32,511,664	—
Proceeds received from floor plan lenders	2,338,845	1,069,341
Payments reimbursed to floor plan lenders	(24,682,008)	(10,531,983)
Business acquisition	—	41,974,306
Closing balance	10,168,501	32,511,664

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

15. Long-term debt

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Term loans, bearing interest at rates varying between 9.44% and 13.87%, repayable in monthly instalments of $13,609, ending December 2026	—	189,864
Equipment loan bearing interest at 7% per annum repayable in monthly instalments of $8,154 maturing July 11, 2030	352,750	397,680
Equipment loan bearing interest at 6.75% per annum repayable in monthly instalments of $15,947 maturing June 1, 2030	669,205	775,740
Promissory note bearing interest at variable rates repayable in monthly instalments of $25,000 maturing May 15, 2026	15,000	200,042
Bridge loan bearing interest at 8% per annum compounded monthly and repayable at the later of 90 days from the date of issuance or upon closing of certain equity financing, secured by a moveable hypotec on the assets of the Vision Marine segment [note 23]	813,082	—
Small Business Administration loan bearing interest at 3.75% repayable in monthly instalments of principal and interest of $730, maturing in September 2050	150,000	—
Small Business Administration interest-free loan repayable in monthly instalments of $1,000	141,193	149,029
Equipment loans from First Horizon Bank averaging interest at 4.53% with varying maturities extending between September 2025 and January 2028	147,267	252,795
Automobile loans bearing interest at rates varying between 0% to 1.9% per annum extending between May 2026 and February 2028	40,417	65,845
	2,328,914	2,030,995
Current portion of long-term debt	1,201,224	657,110
	1,127,690	1,373,885

16. Derivative liabilities

Warrants issued to common shareholders

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 3 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $2,187,000.00.

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 7 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $2,187,000.00.

On September 20, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 2 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of $2,187,000.00.

On December 13, 2023, the Company agreed to reduce the exercise price of 12 of its previously issued warrants to $567,000.00.

On January 14, 2025, as part of a share subscription, the Company issued warrants with the option to purchase 593 Voting Common Shares of the Company for a period of five and a half years from the grant date at an exercise price of $6,000.00.

On December 19, 2025, as part of a share subscription, the Company issued warrants with the option to purchase 40,015 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $150.00.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The table below lists the assumptions used to determine the fair value of these warrant grants or issuances. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Original			Risk-free
	Exercise	Market	Expected	interest	Expected
	price	price	volatility	rate	life
Issuance date	$	$	%	%	(years)
June 16, 2023	2,187,000.00	2,246,400.00	75	4.1	3
August 2, 2023	2,187,000.00	2,073,600.00	75	4.8	3
September 20, 2023	2,187,000.00	1,771,200.00	75	4.8	3
January 14, 2025	6,000.00	5,600.00	99	4.4	5.5
December 19, 2025	150.00	100.20	127	3.7	5

		Number of	Weighted average
	Revised	warrants	remaining
	Exercise price	outstanding	contractual life
Issuance date	$	#	(years)
June 16, 2023	567,000.00	3	0.05
August 2, 2023	567,000.00	7	0.17
September 20, 2023	567,000.00	2	0.31
January 14, 2025	6,000.00	593	4.13
December 19, 2025	150.00	40,015	4.56

As at May 31, 2026, the derivative liabilities related to the warrants issued to common shareholders amounted to $40,651 [August 31, 2025 – $125,227]. For the three-month and nine-month periods ended May 31, 2026, the Company allocated transaction costs of nil and $440,584, respectively, related to the warrants issued during the period, which were recorded in net finance expense (income) [May 31, 2025 – nil and $343,163, respectively] [note 21].

The table below summarizes the movement in the derivative liabilities related to the warrants issued to common shareholders during the nine-month period ended May 31, 2026 and the fiscal year ended August 31, 2025:

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Opening balance	125,227	22,655
Additions	2,867,806	2,215,564
Change in estimate of fair value	(2,944,965)	(2,181,781)
Currency translation	(7,417)	68,789
Closing balance	40,651	125,227

For the three-month period ended May 31, 2026, the Company recorded a gain of $391,897 related to the valuation of these instruments in net finance expense (income) [May 31, 2025 – loss of $15,484] [note 21]. For the nine-month period ended May 31, 2026, the Company recorded a gain of $2,944,965 related to the valuation of these instruments in net finance expense (income) [May 31, 2025 – $998,595] [note 21].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

Series A Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series A Convertible Preferred Shares. This class of shares ranked senior to the Voting Common Shares but retained no voting rights. They had a stated value of $1,000 per share and were convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of $567,000.00 per share, exercise price subject to adjustment. The Series A Convertible Preferred Shares were convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibited any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series A Convertible Preferred Shares automatically converted into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. The conversion price for the Series A Convertible Preferred Shares had a floor of $162,000.00. The holder also received 1 warrant to purchase Voting Common Shares per $1,000 stated value of the Series A Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of $567,000.00 per share. In addition, the holder received an option to purchase one additional Series A Convertible Preferred Share and 1 warrant to purchase Voting Common Shares per each Series A Convertible Preferred Share held for a period of 6 months from the issuance date at the stated value of $1,000.

On December 21, 2023, the Company issued 3,000 Series A Convertible Preferred Shares and 13 warrants to purchase Voting Common Shares for a total cash consideration of $3,000,000. For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $452,398 related to this issuance.

During the fiscal year ended August 31, 2024, 650 Series A Convertible Preferred Shares were converted into 13 Voting Common Shares at a value of $199,069 [note 18].

On August 16, 2024, 13 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 11 Voting Common Shares and 1 Pre-Funded Warrant.

During the fiscal year ended August 31, 2025, 400 Series A Convertible Preferred Shares were converted into 4 Voting Common Shares at a value of $100,610 [note 18].

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares into 16 Common Shares at a value of $71,784 [note 18].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The table below summarizes the movement in the derivative liabilities related to the Series A Convertible Preferred Shares including the related warrants and option to purchase additional Series A Convertible Preferred Shares and related warrants during the nine-month period ended May 31, 2026 and the fiscal year ended August 31, 2025:

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Opening balance	—	514,589
Revaluation at the end of the period	—	(901,504)
Accelerated amortization of the deferred loss during the period	—	576,209
Voluntary conversions to Voting Common Shares during the period	—	(100,610)
Forced conversions to Voting Common Shares during the period	—	(71,784)
Currency translation	—	(16,900)
Closing balance	—	—

For the three-month and nine-month periods ended May 31, 2026, the Company recorded a gain of nil and nil respectively [May 31, 2025 – nil and $325,294 respectively], related to the valuation of these instruments in net finance expense (income) [note 21]. Included in this gain is the accelerated amortization of the deferred loss at issuance. The portion of this balance that was applicable to the Series A Convertible Preferred Shares was written off completely at November 30, 2024 because the amount of the deferred loss balance at that date exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of nil on these instruments for the nine-month period ended May 31, 2026 [May 31, 2025 – $576,209].

Series B Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series B Convertible Preferred Shares. This class of shares ranked senior to the Voting Common Shares but retained no voting rights. They had a stated value of $1,000 per share and were convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of $567,000.00 per share, exercise price subject to adjustment. The Series B Convertible Preferred Shares were convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibited any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series B Convertible Preferred Shares automatically converted into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. The conversion price for the Series B Convertible Preferred Shares had a floor of $162,000.00. The holder also received 1 warrant to purchase Voting Common Shares per $1,000 stated value of the Series B Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of $567,000.00 per share.

On January 17, 2024, the Company issued 3,000 Series B Convertible Preferred Shares and 6 warrants to purchase Voting Common Shares for a total cash consideration of $3,000,000. For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $676,621 related to this issuance.

On January 17, 2025, the Company forced the conversion of 3,000 Series B Convertible Preferred Shares into 19 Common Shares at a value of $136,298 [note 18].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The table below summarizes the movement in the derivative liabilities related to the Series B Convertible Preferred Shares including the related warrants during the nine-month period ended May 31, 2026 and the fiscal year ended August 31, 2025:

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Opening balance	673	1,078,936
Revaluation at the end of the period	(664)	(1,482,319)
Accelerated amortization of the deferred loss during the period	—	580,881
Forced conversions to Voting Common Shares during the period	—	(136,298)
Currency translation	(3)	(40,527)
Closing balance	6	673

For the three-month and nine-month periods ended May 31, 2026, the Company recorded a gain of $2,297 and $664 respectively [May 31, 2025 – loss of $9,447 and a gain of $892,239 respectively], related to the valuation of these instruments in net finance expense (income) [note 21]. Included in this gain is the accelerated amortization of the deferred loss at issuance. The portion of this balance that was applicable to the Series B Convertible Preferred Shares was written off completely at November 30, 2024 because the amount of the deferred loss balance at that date exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of nil on these instruments for the nine-month period ended May 31, 2026 [May 31, 2025 – $580,881].

Purchase consideration – NVG acquisition

As part of the NVG acquisition [note 4], the Company entered into the following financial instruments:

●	The Initial Convertible Note is a convertible promissory note which was issued to Roger Moore, a related party [note 17], on June 20, 2025 for $4 million, with a maturity date of June 20, 2027. The convertible note accrues interest at 6.0% per annum and has monthly interest payments of $20,000. The convertible note can be converted at anytime to Voting Common Shares of the Company at an exercise price of $3,449.60.
●	The Subsequent Convertible Note is a convertible promissory note which is expected to be issued to Roger Moore, a related party [note 17], for $2 million with a term of 36 months. The convertible note will accrue interest at 6.0% per annum and have monthly interest payments of $10,000. The convertible note will be convertible at anytime to Voting Common Shares of the Company at an exercise price of $3,449.60. The issuance is contingent on the outcome of certain legal claims against NVG. A 50% probability was assigned to the issuance of this instrument.
●	The Real Estate Note is a convertible promissory note which was issued to Roger Moore, a related party [note 16], on October 21, 2025 following completion of certain real estate transactions [note 17], for $2 million with a term of 36 months. The convertible note accrues interest at 6.0% per annum and has monthly interest payments of $10,000. The convertible note will be convertible at anytime to Voting Common Shares of the Company at an exercise price of $3,449.60.
●	The Share Consideration consists of up to 638 Voting Common Shares of the Company to be issued to Roger Moore, a related party [note 17]. The issuance is contingent on the completion of certain real estate transactions [note 17].

The Initial Convertible Note, the Subsequent Convertible Note and the Real Estate Note contain embedded conversion features which require bifurcation into debt and option components in accordance with IAS 32 and IFRS 9. On June 20, 2025, the acquisition date of NVG, the fair value of each component was determined in accordance with IFRS 13 using valuation techniques consistent with those applied by an independent valuation specialist.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The debt components were valued using a discounted cash flow model based on the contractual interest and principal payments, discounted using credit-adjusted market yields reflective of the Company’s estimated unsecured borrowing rate and observable credit spreads for CCC-rated U.S. Consumer Discretionary issuers with similar maturities. Where applicable, present-value adjustments were applied to instruments expected to be issued at a future date.

The conversion option components were valued using a Black-Scholes option pricing model, which incorporated Level 3 inputs including:

●	the Company’s quoted share price on the valuation date;
●	expected volatility based on historical daily, weekly and monthly volatility observations for the Company and comparable issuers;
●	risk-free interest rates derived from U.S. Treasury yields with maturities matching each instrument’s expected life;
●	expected terms to maturity consistent with the contractual lives of each instrument (adjusted for expected issuance timing where relevant);
●	a 0% dividend yield; and
●	for the Subsequent Convertible Note, a 50% probability weighting to reflect the contingent issuance conditions.

The contingent Share Consideration was measured at the Company’s closing share price on June 20, 2025 of $3,136.00, adjusted for a discount for lack of marketability of 25%. As the Share Consideration meets the definition of an equity-settled instrument, it was recorded in Contributed Surplus.

In accordance with IFRS 9, each convertible note was assessed to determine whether the conversion option was closely related to the debt host. As the conversion features were not considered closely related, each note was bifurcated into (i) a long-term debt host measured at amortized cost and (ii) an embedded derivative measured at Fair Value Through Profit and Loss. In addition, the contingent share consideration was evaluated and classified as equity.

At June 20, 2025, the embedded conversion options within the three notes were valued using a Black-Scholes option pricing model, taking into account expected volatility, risk-free rates, remaining terms, and the fixed conversion price. The corresponding debt hosts were measured using credit-adjusted market discount rates.

Given the variability associated with the various components of these instruments, they were recorded as debt hosts and derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates.

The allocation between debt hosts and embedded derivatives at June 20, 2025 is as follows:

	Debt Host	Derivative Liability
	$	$
Initial Convertible Note	3,282,369	2,319,565
Subsequent Convertible Note	695,572	540,026
Real Estate Note	1,376,954	1,168,059
	5,354,895	4,027,650

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The allocation between debt hosts and embedded derivatives at August 31, 2025 is as follows:

	Debt Host	Derivative Liability
	$	$
Initial Convertible Note	3,111,810	205,065
Subsequent Convertible Note	653,262	56,261
Real Estate Note	1,283,434	123,012
	5,048,506	384,338

The allocation between debt hosts and embedded derivatives at May 31, 2026 is as follows:

	Debt Host	Derivative Liability
	$	$
Initial Convertible Note	3,229,563	1
Subsequent Convertible Note	821,339	3
Real Estate Note	1,609,019	5
	5,659,921	9

The table below summarizes the movement in the derivative liabilities related to the purchase consideration instruments during the nine-month period ended May 31, 2026 and the fiscal year ended August 31, 2025:

	As at	As at
	May 31, 2026	August 31, 2025
	$	$
Opening balance	384,338	—
Fair value at issuance	—	4,027,650
Revaluation during the period due to partial settlements of underlying convertible note due to related party recorded in contributed surplus	(17,578)	—
Revaluation at the end of the period	(366,751)	(3,643,312)
Closing balance	9	384,338

For the three-month and nine-month periods ended May 31, 2026, the Company recorded a loss of $315,331 and $782,126 respectively related to the valuation of the debt hosts [May 31, 2025 – nil for both periods] and a gain of $6,295 and $366,751 respectively related to the valuation of the derivative liabilities [May 31, 2025 – nil for both periods] in net finance expense (income) [note 21].

17. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Montana Strategies Inc. [prior to April 25, 2024]

Strategies EB Inc. [prior to April 25, 2024]

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

Hurricane Corporate Services Ltd. (prior to March 1, 2024)

Mac Engineering SASU (prior to July 11, 2025)

Marine Ventures LLC (since June 20, 2025)

1925 Holiday Holdings LLC (since June 20, 2025)

300 US 1 Holdings LLC (since June 20, 2025)

Palm City Marine LLC (since June 20, 2025)

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

NVPB Marina Holdings LLC (since June 20, 2025)

NV FL 1440 Holdings LLC (since June 20, 2025)

NV FL Holdings LLC (since June 20, 2025)

Nautical Ventures South Inc. (since June 20, 2025)

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

9335-1427 Quebec Inc.

9519-0682 Quebec Inc.

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

Proceeds receivable from related parties

Under the Real Estate Agreement entered into concurrently with the acquisition of NVG, the Company is entitled to recover value from six real estate properties owned by Marine Ventures LLC and other related entities, either through:

(i)receipt of net cash proceeds upon sale to third parties; or

(ii)	non-cash settlement through the transfer of the underlying properties to the Company at fair market value, net of outstanding mortgage balances and transaction costs.

The Proceeds receivable from related parties represents the Company’s contractual right to recover value through either of these settlement mechanisms and, accordingly, is presented as a financial asset rather than as real estate or investment property until settlement occurs.

As at the acquisition date of June 20, 2025, the Company recognized Proceeds receivable from related parties of $10,389,917, representing the fair value of its right to receive such proceeds. As at August 31, 2025, the balance of Proceeds receivable from related parties remained $10,389,917.

In October 2025, two of the six properties were sold by Marine Ventures LLC, resulting in the receipt of net cash proceeds of $3,833,603 during the three-month period ended November 30, 2025. Following these transactions, the non-interest-bearing demand note receivable from Marine Ventures LLC was fully settled, and the remaining balance of $6,556,314 represents a contingent receivable related to the remaining properties.

As at May 31, 2026, the fair value of the Proceeds receivable from related parties was $6,556,314, which is disaggregated by expected settlement mechanism as follows:

		Discounted
	Number of	receivable
Expected settlement mechanism	properties	$
Sale to third party (cash settlement)	3	5,577,163
Transfer to the Company (non-cash settlement)	1	979,151
Total Proceeds receivable from related party	4	6,556,314

For properties expected to be sold to third parties, the receivable reflects estimated net cash proceeds based on fair market value, less outstanding mortgage balances, selling commissions and transaction costs, discounted to present value based on the expected timing of sale.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

For properties expected to be transferred to the Company rather than sold to third parties, collectability is achieved through delivery of the underlying real estate assets measured at fair value, rather than through external liquidation. This settlement mechanism does not impair collectability, as the Company ultimately recovers value equivalent to the receivable through acquisition of identifiable real estate assets.

Because the cash flows associated with the Proceeds receivable from related parties are not solely payments of principal and interest, the contingent receivable is measured at fair value through profit or loss in accordance with IFRS 9.

At May 31, 2026, the fair value of $6,556,314 reflected:

●	management’s estimate of expected net proceeds or fair value of properties to be transferred;
●	the expected timing of settlement, ranging from June 2026 to November 2026;
●	probability-weighted outcomes consistent with market participant assumptions; and
●	discounting of estimated cash flows using credit-adjusted discount rates ranging from approximately 16.8% to 17.8%.

Although updated valuation work indicates potential upside relative to the current carrying amount, management has concluded that it would not be appropriate to recognize any increase in the receivable at May 31, 2026 due to the absence of corroborating transactional evidence, such as completed sales or property transfers, as of the reporting date.

A 100% probability was assigned to realization of the Proceeds receivable from related parties based on the valuations and sales processes in place at the acquisition date.

Right of use assets and lease liabilities

The Company leases four properties from Marine Ventures LLC. These leases are accounted for as right-of-use assets and lease liabilities. As at May 31, 2026, the right-of-use asset for these leases was $5,263,826 [August 31, 2025 – $6,360,457] and the lease liability was $5,453,428 [August 31, 2025 – $6,290,920].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

Related party transactions and balances

The following table summarizes the Company’s related party transactions for the period:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	May 31,	May 31,	May 31,	May 31,
	2026	2025	2026	2025
	$	$	$	$
Expenses

Research and development
Mac Engineering, SASU	—	—	—	997,479

Interest expense
Roger Moore	74,913	—	224,161	—

Rent expense
California Electric Boat Company	52,979	48,942	156,604	146,827
Marine Ventures LLC	—	—	143,720	—

Income booked through Contributed Surplus

Management fees
Marine Ventures LLC	—	—	159,269	—

The following table summarizes the remuneration paid to directors and key management of the Company:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	May 31,	May 31,	May 31,	May 31,
	2026	2025	2026	2025
	$	$	$	$
Salaries and benefits	481,347	264,414	1,372,487	778,813
Share-based payments – capital stock	—	11,377	29,588	199,227
Share-based payments – RSUs	18,270	—	49,250	—
Share-based payments – stock options	1,825	2,820	8,395	14,703
	501,442	278,611	1,459,720	992,743

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The amounts due to and from related parties are as follows:

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Amounts due from related parties included in share subscription receivable
9335-1427 Quebec Inc.	—	18,193
Alexandre Mongeon	—	10,333
	—	28,526

Amounts prepaid by related parties included in prepaid expenses and deposits to suppliers
Marine Ventures LLC	133,775	—
	133,775	—

Amounts due to (from) related parties
Alexandre Mongeon	(12,133)	—
Roger Moore	10,000	—
Jesse Coors	50,000	—
	47,867	—

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	11,538	16,946
Raffi Sossoyan	3,843	7,277
Roger Moore*	33,986	19,520
Maxime Poudrier	2,885	—
Daniel Rathe	3,077	6,154
Marine Ventures LLC	97,667	—
1925 Holiday Holdings LLC	131,601	—
Palm City Marine LLC	34,022	—
NVPB Marina Holdings LLC	24,973	—
NV FL 1440 Holdings LLC	111,900	—
NV FL Holdings LLC	400,567	—
	856,059	49,897

*includes interest payable at May 31, 2026 of $27,255 (August 31, 2025 - $6,058)

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
Proceeds receivable from related parties
Non-interest bearing demand note receivable from Marine Ventures LLC	—	3,422,154
Contingent receivable from Marine Ventures LLC	6,556,314	6,967,763
	6,556,314	10,389,917

Purchase consideration payable to related party
Initial Convertible Note due to Roger Moore (note 16)	3,229,563	3,111,810
Subsequent Convertible Note due to Roger Moore (note 16)	821,339	653,262
Real Estate Note due to Roger Moore (note 16)	1,609,019	1,283,434
	5,659,921	5,048,506

Amounts due from related parties included in share subscription receivable, amounts due to (from) related parties and amounts due to related parties included in trade and other payables are non-interest bearing and have no specified terms of repayment.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

18. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non- participating, non-voting

Pre-Funded Warrants, exercisable at the option of the holder into Voting Common Shares of the Company at an exercise price of CAD$540.00 on a one-for-one basis with no expiry date

Issued

	As at	As at
	May 31,	August 31,
	2026	2025
	$	$
350,295 Voting Common Shares [August 31, 2025 – 12,279]	76,123,689	67,116,420
1 Pre-Funded Warrant [August 31, 2025 – 1]	28,252	28,252
	76,151,941	67,144,672

During the nine-month period ended May 31, 2026, the Company issued a total of 2,356 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company valued at $193,168. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

On December 19, 2025, the Company issued 48,126 Voting Common Shares and 31,875 Pre-Funded Warrants as part of a private placement offering for a total cash consideration of $8,753,801, net of transaction costs of $842,707. In addition, the Company issued warrants to purchase 40,015 Voting Common Shares of the Company for a period of five years from the issuance date at an exercise price at $150.00 which resulted in $2,867,806 of the cash consideration from this offering to be recognized as derivative liabilities [note 16].

During the nine-month period ended May 31, 2026, 31,875 Pre-Funded Warrants were converted into 31,875 Voting Common Shares at a value of $3,812,250.

On January 14, 2026, the Company implemented a reverse stock split, consolidating every 40 Voting Common shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 7,121 Voting Common Shares.

During the nine-month period ended May 31, 2026, the Company issued 248,538 Voting Common Shares as part of an “at the market” placement offering for a total cash consideration of $2,928,106, net of transaction costs of $229,551.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

19. Share-based payments

Stock options

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

On multiple grant dates, the Company granted stock options at exercise prices varying between $2,644.00 and $2,435,400.00 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three-month and nine-month periods ended May 31, 2026 amounts to $2,765 and $15,896 respectively [May 31, 2025 – $8,440 and $31,660 respectively]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	(years)
November 30, 2022	2,435,400.00	2,435,400.00	107	3.1	5
December 1, 2022	2,349,000.00	2,349,000.00	107	3.0	5
March 22, 2023	2,273,400.00	2,022,300.00	75	3.6	2
March 25, 2023	2,273,400.00	2,057,400.00	75	3.6	3
March 25, 2023	2,273,400.00	2,057,400.00	75	3.6	4
April 20, 2023	2,332,800.00	2,122,200.00	75	3.6	5
December 29, 2023	1,852,200.00	604,800.00	76	3.1	5
January 26, 2024	410,400.00	430,920.00	76	3.5	5
July 25, 2025	2,644.00	2,640.00	101	2.8	5

The following tables summarize information regarding the option grants outstanding as at May 31, 2026:

		Weighted
	Number of	average
	options	exercise price
	#	$
Balance at August 31, 2024	40	2,002,324.70
Granted	5	2,644.00
Forfeited	(4)	2,349,000.00
Expired	(14)	1,486,647.10
Balance at August 31, 2025	27	1,848,042.54
Expired	(4)	3,092,526.93
Balance at May 31, 2026	23	1,725,522.61

	Number of
	options	Weighted average	Weighted average	Exercisable
Exercise price range	outstanding	grant date fair value	remaining contractual life	options
$	#	$	[years]	#
2,644.00	5	2,644.00	4.15	2
410,400.00 – 1,852,200.00	2	1,131,300.00	2.62	2
2,273,400.00 – 2,435,400.00	16	2,338,200.00	2.14	16

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

Warrants

As at May 31, 2026, there are 45,154 warrants to purchase Voting Common Shares outstanding [August 31, 2025 - 1,146] of which 40,626 warrants [August 31, 2025 - 620] are accounted for as derivative liabilities (see note 16 for details) and 4,528 warrants [August 31, 2025 – 526] are accounted for as contributed surplus.

On December 21, 2023, the Company granted the underwriter the option to purchase 1 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $567,000.00.

On September 16, 2024, the Company granted the underwriter the option to purchase 14 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $45,000.00.

On January 14, 2025, the Company granted the underwriter the option to purchase 68 Voting Common Shares of the Company for a period of five and a half years from the grant date at an exercise price of $6,000.00.

On August 15, 2025, the Company granted the underwriter the option to purchase 442 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $1,000.00.

On December 19, 2025, the Company granted the underwriter the option to purchase 4,003 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of $150.00.

The following provides the details of the warrants currently outstanding that are accounted for as contributed surplus:

		Number of warrants	Weighted average remaining
	Exercise price	outstanding	contractual life
Grant date	$	#	[years]
December 21, 2023	567,000.00	1	2.56
September 16, 2024	45,000.00	14	3.30
January 14, 2025	6,000.00	68	4.13
August 15, 2025	1,000.00	442	4.21
December 19, 2025	150.00	4,003	4.56

The Company recognizes share-based payments expense for warrant grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three-month and nine-month periods ended May 31, 2026 amounts to nil and $331,191 respectively [May 31, 2025 – nil and $348,552 respectively]. The table below lists the assumptions used to determine the fair value of these warrant grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
December 21, 2023	567,000.00	604,800.00	76	4.0	5.0
September 16, 2024	45,000.00	28,656.00	92	3.4	5.0
January 14, 2025	6,000.00	7,320.00	99	4.4	5.5
August 15, 2025	1,000.00	744.00	101	3.6	5.0
December 19, 2025	150.00	100.20	127	3.7	5.0

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

Restricted share unit (“RSU”) plan

Description of the plan

On September 17, 2025, the Company adopted a RSU Plan pursuant to which restricted share units (“RSUs”) may be granted to directors, officers, employees and consultants of the Company and its affiliates. Each RSU represents the right to receive one common share of the Company, issued from treasury, or, in limited circumstances, a cash equivalent, upon vesting. RSUs do not confer voting rights or dividend rights prior to vesting. The RSU Plan is administered by the Board of Directors, which determines the eligible participants, the number of RSUs granted, and the applicable vesting conditions. The maximum number of common shares issuable under the RSU Plan, together with other security-based compensation arrangements, is subject to shareholder and regulatory approval and prescribed plan limits.

On September 25, 2025, the Company granted 1,250 RSUs to its Chief Executive Officer pursuant to an individual RSU agreement entered into under the RSU Plan. The RSUs vest upon the achievement and maintenance of specified market-capitalization thresholds, measured based on the Company’s public market capitalization at the close of trading over ten consecutive trading days, as follows:

Market capitalization threshold	Number of RSUs vesting
$15 million or more	375
$25 million or more	375
$35 million or more	500

Unvested RSUs generally forfeit upon termination for cause or voluntary resignation without good reason. In the event of termination without cause, resignation with good reason, death or disability, unvested RSUs remain outstanding and eligible to vest in accordance with their original terms. All unvested RSUs vest immediately upon a change of control of the Company.

The RSUs are accounted for as equity-settled share-based payment arrangements in accordance with IFRS 2, as the Company’s primary obligation is to settle the awards through the issuance of common shares. Although the RSU Plan and related agreements permit settlement in cash in limited circumstances (including regulatory or plan-limit constraints), such features are contingent and do not give rise to a present obligation for cash settlement at the grant date. The RSUs were measured at fair value at the grant date based on the market price of the Company’s common shares on that date. The vesting conditions are market-based performance conditions and, accordingly, are reflected in the grant-date fair value of the awards. Compensation expense is recognized over the requisite service period and is not subsequently reversed as a result of the failure to satisfy market-based vesting conditions. Given the presence of market-based vesting conditions, management determined that a Monte Carlo simulation model was the appropriate valuation technique, as it explicitly incorporates the probability of achieving the market-cap hurdles.

The share-based compensation expense recognized for the three-month and nine-month periods ended May 31, 2026 amounts to $18,270 and $49,250 respectively [May 31, 2025 – nil for both periods]. The table below lists the assumptions used to determine the fair value of these RSUs. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

Risk-free
	Market	Expected	interest	Contractual	Expected
	price	volatility	rate	life	life
Grant date	$	%	%	(years)	(years)
September 25, 2025	568.00	100	3.68	10	5

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The following tables summarize information regarding the RSUs outstanding as at May 31, 2026:

Number of
RSUs
#
Balance at August 31, 2024	—
Granted	—
Balance at August 31, 2025	—
Granted	1,250
Balance at May 31, 2026	1,250

20. Revenues

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	May 31,	May 31,	May 31,	May 31,
	2026	2025	2026	2025
	$	$	$	$
Sales of boats	16,866,555	114,971	44,253,343	227,512
Sales of parts and boat maintenance	1,441,469	7,028	4,099,321	36,788
Boat rental and boat club membership revenue	63,197	31,405	157,984	66,323
Sale of powertrain systems	—	57,304	84,901	57,304
	18,371,221	210,708	48,595,549	387,927

Revenues from external customers for the three-month and nine-month periods ended May 31, 2026 and 2025 were primarily from the U.S.

21. Net finance expense (income)

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	May 31,	May 31,	May 31,	May 31,
	2026	2025	2026	2025
	$	$	$	$
Interest and bank charges	588,320	50,387	2,425,204	106,373
Interest income	(75,290)	(102,404)	(123,264)	(131,110)
Foreign currency exchange	(58,388)	417,971	(155,989)	399,049
Transaction costs [notes 16 and 19]	—	—	771,775	745,248
Gain on derivative liabilities [note 16]	(400,489)	24,931	(3,312,380)	(2,216,128)
Loss on valuation of contingent consideration [note 16]	315,331	—	782,126	—
Litigation settlement costs	—	2,045,000	—	2,045,000
	369,484	2,435,885	387,472	948,432

22. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

●	Level 1: Quoted prices in active markets for identical items (unadjusted);
●	Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
●	Level 3: Unobservable inputs (i.e., not derived from market data).

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances from related parties, floor plan financing and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of long-term financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

The fair value of the derivative liabilities related to the warrants issued is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at May 31, 2026, the Company used volatility of approximately 75% to 125% over the remaining contractual life in order to determine the fair value of the derivative liabilities.

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 75% volatility applied to the Series A and Series B Convertible Preferred Shares as at May 31, 2026 and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares.

The fair value of the derivative liabilities related to the Initial, Subsequent, and Real Estate Notes issued or issuable as consideration with respect to the NVG acquisition is classified as Level 3 in the fair value hierarchy [note 15]. Each of the three NVG-related convertible notes contains an embedded conversion feature that is required to be measured at fair value. These values are sensitive to changes in the Company’s share price, expected volatility, credit risk, and, in the case of the Subsequent Note, a 50% probability of issuance. The sharp decline in the Company’s share price between the acquisition date (June 20, 2025) and period-end resulted in a meaningful reduction in the fair value of these embedded derivatives since the acquisition of NVG.

23. Segment information

Following the acquisition of NVG on June 20, 2025, the Company now operates with two reportable segments. The segments reflect how financial information is reviewed by the Chief Operating Decision Maker (“CODM”) for purposes of monitoring operating performance, allocating resources, and assessing results. The Company’s CODM is the Company’s Chief Executive Officer, Alexandre Mongeon. As a result of the change in the reportable segments, the Company retrospectively restated the comparative segment information for the three-month and nine-month periods ended May 31, 2026 and the fiscal year ended August 31, 2025 in accordance with IFRS 8, Operating Segments, as presented below.

There are no significant transactions between the two segments, and therefore no inter-segment revenues are reported.

Reportable Segments

Vision Marine Segment

This segment includes the legacy operations of Vision Marine Technologies Inc., which primarily consist of:

●	design and manufacture of electric boats;
●	sales of electric boats, motors, and related parts;
●	maintenance and after-sales service; and
●	electric boat rentals and membership-based boat clubs.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

NVG Segment

This segment includes the acquired operations of NVG and its subsidiaries as well as the acquired operations of Liquid Retailers [note 4], consisting of:

●	retail dealerships for recreational boats, engines, tenders, and marine products;
●	marina operations and service departments;
●	boat brokerage services; and
●	distribution of branded and third-party marine products.

Basis of Segmentation

The segments reflect differences in products, customers, operational focus, and strategic priorities. No segments have been aggregated. Segment results include revenue, gross profit, and segment loss before tax. Corporate overhead, financing costs, taxes, and fair value changes on derivative liabilities are managed at the consolidated level.

The CODM reviews segment information regularly to evaluate performance and allocate resources. Corporate activities, financing, fair value changes, and income taxes are not allocated to segments and are evaluated on a consolidated basis.

Segment results for the three-month period ended May 31, 2026

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	325,945	16,540,610	16,866,555
Sales of parts and boat maintenance	14,388	1,427,081	1,441,469
Boat rental and boat club membership revenue	55,787	7,410	63,197
Sale of powertrain systems	—	—	—
Segment revenues	396,120	17,975,101	18,371,221

Segment gross profit (loss)	30,845	3,157,452	3,188,297

Research and development	49,739	—	49,739
Office salaries and benefits	800,346	1,540,006	2,340,352
Selling and marketing expenses	646,989	1,507,080	2,154,069
Professional fees	551,152	79,123	630,275
Office and general	1,342,051	1,147,356	2,489,407
Share-based compensation	21,035	—	21,035
Depreciation and amortization	88,332	763,613	851,945
Net finance expense (income)	(97,561)	467,045	369,484
Segment expenses	3,402,083	5,504,223	8,906,306

Segment loss before taxes	(3,371,238)	(2,346,771)	(5,718,009)

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

Segment results for the three-month period ended May 31, 2025

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	114,971	—	114,971
Sales of parts and boat maintenance	7,028	—	7,028
Boat rental and boat club membership revenue	31,405	—	31,405
Sale of powertrain systems	57,304	—	57,304
Segment revenues	210,708	—	210,708

Segment gross profit (loss)	25,210	—	25,210

Research and development	528,777	—	528,777
Office salaries and benefits	512,525	—	512,525
Selling and marketing expenses	740,666	—	740,666
Professional fees	499,256	—	499,256
Office and general	321,127	—	321,127
Share-based compensation	8,440	—	8,440
Depreciation and amortization	95,651	—	95,651
Net finance expense (income)	2,435,885	—	2,435,885
Segment expenses	5,142,327	—	5,142,327

Segment loss before taxes	(5,117,117)	—	(5,117,117)

Segment results for the nine-month period ended May 31, 2026

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	706,266	43,547,077	44,253,343
Sales of parts and boat maintenance	52,775	4,046,546	4,099,321
Boat rental and boat club membership revenue	132,070	25,914	157,984
Sale of powertrain systems	84,901	—	84,901
Segment revenues	976,012	47,619,537	48,595,549

Segment gross profit (loss)	108,260	11,675,844	11,784,104

Research and development	268,752	—	268,752
Office salaries and benefits	2,041,685	5,430,115	7,471,800
Selling and marketing expenses	1,772,077	3,828,219	5,600,296
Professional fees	1,576,658	319,037	1,895,695
Office and general	2,061,023	3,452,823	5,513,846
Share-based compensation	65,146	—	65,146
Depreciation and amortization	294,152	2,200,482	2,494,634
Net finance expense (income)	(1,813,596)	2,201,068	387,472
Segment expenses	6,265,897	17,431,744	23,697,641

Segment loss before taxes	(6,157,637)	(5,755,900)	(11,913,537)

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

Segment results for the nine-month period ended May 31, 2025

	Vision Marine	NVG	Total
	$	$	$
Sales of boats	227,512	—	227,512
Sales of parts and boat maintenance	36,788	—	36,788
Boat rental and boat club membership revenue	66,323	—	66,323
Sale of powertrain systems	57,304	—	57,304
Segment revenues	387,927	—	387,927

Segment gross profit (loss)	(14,904)	—	(14,904)

Research and development	1,276,326	—	1,276,326
Office salaries and benefits	1,538,915	—	1,538,915
Selling and marketing expenses	1,891,794	—	1,891,794
Professional fees	1,937,474	—	1,937,474
Office and general	925,587	—	925,587
Share-based compensation	31,660	—	31,660
Depreciation and amortization	263,556	—	263,556
Net finance expense (income)	948,432	—	948,432
Segment expenses	8,813,744	—	8,813,744

Segment loss before taxes	(8,828,648)	—	(8,828,648)

Segment assets and liabilities as at May 31, 2026

	Vision Marine	NVG	Total
	$	$	$
Segment assets	16,337,826	28,904,838	45,242,664
Cash and cash equivalents	313,473	500,732	814,205
Inventory	5,608,701	15,123,430	20,732,131
Segment liabilities	9,162,549	30,054,092	39,216,641

Segment assets and liabilities as at August 31, 2025

	Vision Marine	NVG	Total
	$	$	$
Segment assets	23,943,258	45,969,999	69,913,257
Cash and cash equivalents	5,781,142	1,637,637	7,418,779
Inventory	5,296,466	31,575,181	36,871,647
Segment liabilities	3,865,964	57,596,291	61,462,255

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

24. Additional cash flows information

Financing and investing activities not involving cash:

	Nine-month	Nine-month
	period ended	period ended
	May 31,	May 31,
	2026	2025
	$	$
Additions to right-of-use assets	3,843,602	45,280
Lease termination	44,023	32,062
Change in derivative liabilities due to partial settlements of convertible notes - related party	17,578	—
Initial recognition of derivative liabilities	2,867,806	2,215,564
Conversion of Series A Convertible Preferred Shares	—	308,692

25. Commitments and contingencies

ILOC

In connection with its floor plan financing arrangement with Yamaha [note 14], the Company has provided credit support in the form of a $150,000 ILOC issued by its banking partner. The ILOC supports a $300,000 floor plan facility and may be drawn upon by Yamaha in the event of default by the Company under the related financing agreement. As at May 31, 2026, no amounts have been drawn under this arrangement.

In connection with its floor plan financing arrangement with Shore Premier [note 14], the Company has provided credit support in the form of a $200,000 ILOC issued by its banking partner. The ILOC supports a $4,000,000 floor plan facility and may be drawn upon by Shore Premier in the event of default by the Company under the related financing agreement. As at May 31, 2026, no amounts have been drawn under this arrangement.

The standby letter of credit represents a contingent obligation and is accounted for in accordance with IAS 37. As the likelihood of a draw is not considered probable, no provision has been recognized in these interim condensed consolidated financial statements.

Battery supply agreement with Neogy SAS

As previously disclosed, the Company had entered into a battery supply agreement with Neogy SAS (“Neogy”) providing for the purchase of 192 batteries. As at May 31, 2026, the Company had received 33 batteries under the agreement and had made advance payments relating to an additional 63 batteries. 11 of which are currently in transit.

On May 20, 2026, Neogy entered into liquidation proceedings in France. As a result of these proceedings and management’s assessment of the recoverability of the related deposits and the supplier’s ability to fulfill its contractual obligations, the Company recorded an impairment charge of $1,092,925, which has been recognized in office and general expense during the three-month period ended May 31, 2026. [note 7]

Given the commencement of the liquidation proceedings, the Company no longer considers the remaining purchase commitments under the supply agreement to represent enforceable future purchase obligations. Accordingly, no minimum purchase commitment has been disclosed as at May 31, 2026. The Company continues to monitor the liquidation proceedings and will pursue available legal remedies to maximize any potential recovery of amounts previously advanced.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

May 31, 2026

Future lease commitment

In October 2021, EB Rental FL Corp. has entered into lease arrangement for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at May 31, 2026. The lease offers EB Rental FL Corp. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at May 31, 2026:

$
2026	30,000
2027	120,600
2028	123,012
2029 and thereafter	350,868

26. Subsequent events

During the months of June and July 2026, the Company issued 1,871,347 Voting Common Shares as part of an “at the market” placement offering for total gross proceeds of $4,791,043 less transaction costs of $201,299.

On June 17, 2026, the Company implemented a reverse stock split, consolidating every 10 Voting Common shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 48,468 Voting Common Shares.